August 9, 2019

Stavros G. Vizirgianakis
President and Chief Executive Officer
Misonix, Inc.
1938 New Highway
Farmingdale, New York 11735

       Re: New Misonix, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed August 7, 2019
           File No. 333-231797

Dear Mr. Vizirgianakis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2019 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed August 7, 2019

Background of the Transactions, page 73

1. Your revision on page 77 appears to indicate the ten-year projections were based upon the materials and presentation of J.P. Morgan. Please file J.P. Morgan's consent. See the
       Division of Corporation Finance's Securities Act Rules Compliance and Disclosure
       Interpretation 233.02 available on the Commission's website.
Selected Unaudited Prospective Financial Information , page 107

2. Please disclose the 2019 information that you deleted from this amendment.
 Stavros G. Vizirgianakis
FirstName LastNameStavros G. Vizirgianakis
Misonix, Inc.
Comapany2019
August 9, NameMisonix, Inc.
August 9, 2019 Page 2
Page 2
FirstName LastName
Material U.S. Federal Income Tax Consequences of the Mergers, page 113

3. We note your response to prior comment 3; however, from your revisions to the last sentence of the first paragraph of this section, it appears that you continue to omit tax consequences to holders of equity appreciation rights who may also be holders of membership interests. It is unclear how this omission is consistent with Form S-4 Item
         4(a)(6). Please advise or revise your disclosure and exhibits as appropriate.
Choice of Forum, page 180

4. We note your revisions in response to prior comment 7 but continue to note that the disclosure on page 180 that the Court of Chancery of the State of Delaware will be the exclusive forum for "any state" law derivative action or proceeding does not reconcile to the exclusive forum provision in Annex B, or to the disclosure regarding that provision on pages 54 and 211, each of which indicates that the provision would apply to "any derivative action." Also, your reference to "any other claim for which the federal courts have exclusive jurisdictions" on pages 212 and B-4 does not appear to reconcile with your disclosure on pages 55 and 180 regarding "any claim in which exclusive jurisdiction is vested in a court or forum other than the Court of Chancery." Please revise for consistency as appropriate.
Incorporation of Certain Documents by Reference, page 216

5. It is unclear why you deleted filings previously incorporated by reference given the language in Form S-4 regarding incorporating reports filed since the end of the fiscal year covered by the Form 10-K that you have incorporated by reference. Please revise as appropriate.
6.       Regarding your response to prior comment 12:
           It continues to appear that information in at least one document under Rule 425 is not included in your prospectus. We note for example the paragraph preceding the caption
            "Sales Performance Supplemental Data" in the document filed May 8, 2019.
            Therefore, it remains unclear why the first two sentences of the last paragraph on page
            216 are appropriate.
           It appears from your response to the second bullet point of prior comment 12 that you believe that operating income and net income in the first year following the completion of the transaction will be unchanged from the amounts projected to result from Misonix and Solsys each operating separately during the periods disclosed on pages 107-108. If so, please revise your prospectus to make your belief in this regard clear given the statement regarding revenues in the first year following the transaction that you have included on page 85.
 Stavros G. Vizirgianakis
FirstName LastNameStavros G. Vizirgianakis
Misonix, Inc.
Comapany2019
August 9, NameMisonix, Inc.
August 9, 2019 Page 3
Page 3
FirstName LastName
Exhibits 8.1 and 8.2, page II-5

7. We note your response to prior comment 14. It is unclear how the revised opinions cover all tax disclosure in your prospectus, as appropriate; we continue to note, for example, the disclosure on page 49. Please advise or revise as appropriate.
        You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
cc:      Jonn R. Beeson, Esq.